As filed with the Securities and Exchange Commission on January 28, 2014

Registration No. 333-192779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HARBINGER GROUP INC.

(Exact name of Registrant as specified in its charter)

Delaware	74-1339132
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

450 Park Avenue, 30th Floor

New York, NY 10022

(212) 906-8555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas A. Williams

Executive Vice President and Chief Financial Officer

450 Park Avenue, 30th Floor

New York, NY 10022

(212) 906-8555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	105,163,238	$11.43	$1,202,015,810	$154,820 (3)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities to be offered or issued from stock splits, stock dividends, recapitalizations or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The offering price and registration fee are computed using $11.43, the average of the high and low prices of the registrant’s common stock, as reported by the New York Stock Exchange on December 10, 2013.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2014

PRELIMINARY PROSPECTUS

HARBINGER GROUP INC.

105,163,238 Shares

Common Stock

The selling stockholders identified in this prospectus may sell, from time to time, up to 105,163,238 shares of our common stock.

The selling stockholders may offer for sale or otherwise distribute the shares of our common stock covered by this prospectus in one or more transactions, directly or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.”

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We will bear all expenses in connection with this offering of our common stock, other than any underwriting fees, discounts, selling commissions and stock transfer taxes, if any.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “HRG”. The last reported sale price of our common stock on the NYSE on December 10, 2013 was $11.32 per share.

You should carefully read this prospectus before you invest. Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                             .

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither the selling stockholders nor we have authorized anyone to provide you with information that is different. The information in this prospectus or the information we previously filed with the Securities and Exchange Commission, or the SEC, that we incorporate by reference in this prospectus may only be accurate as of its respective date.

Unless otherwise indicated in this prospectus or the context requires otherwise, in this prospectus, “HGI,” “the Company,” “we,” “us” or “our” refers to Harbinger Group Inc. and, where applicable, its consolidated subsidiaries. “Harbinger Parties” refers, collectively, to Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, as amended, or the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials that we file with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings can also be read at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information that we and other issuers file electronically with the SEC. The SEC’s Internet web site address is http://www.sec.gov.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC, allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently provide updating or superseding information in this prospectus or in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended September 30, 2013, filed with the SEC on November 27, 2013 (as amended, the “2013 Annual Report”); Amendment No. 1 to the 2013 Annual Report on Form 10K/A filed with the SEC on December 6, 2013;

•	our Current Reports on Form 8-K/A, filed on March 4, 2013 and May 3, 2013 and our Current Reports on Form 8-K filed on December 20, 2013, December 20, 2013, December 26, 2013, January 15, 2014 and January 21, 2014; and

•	the description of our common stock contained in our Information Statement on Schedule 14C, as filed with the SEC on November 30, 2009.

We are also incorporating by reference into the accompanying prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

You should rely only on the information contained in this document or that information to which this prospectus has referred you. Neither we nor the selling stockholders have authorized anyone to provide you with any additional information.

The documents incorporated by reference into this prospectus are available from us and upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided. Requests for such copies should be directed to the following:

Harbinger Group Inc.

Attn.: Chief Financial Officer

450 Park Avenue, 30th Floor

New York, NY 10022

(212) 906-8555

Except as expressly provided above, no other information, including information on our web site, is incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference in this prospectus or in information we file with the SEC are forward-looking statements that are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in or implied by such statements. These statements are based on the beliefs and assumptions of our management and the management of our subsidiaries. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of our company. Forward-looking statements include, without limitation, the information regarding: conditions to, and the timetable for, completion and integration of acquisitions and the future economic performance of our subsidiaries. Forward-looking statements are also identified in the documents incorporated by reference.

Forward-looking statements may be preceded by, followed by or include the words “may,” “will,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “could,” “might,” “seek,” “project” or “continue” or the negative or other variations thereof or comparable terminology.

Forward-looking statements are not guarantees of performance. You should read the information under “Forward-Looking Statements” in the documents incorporated by reference. In addition, further description of risks, uncertainties and other important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements is incorporated by reference herein under the section entitled “Risk Factors” and appears in our periodic SEC filings as incorporated by reference in this prospectus, including our 2013 Annual Report. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

We also caution you that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this prospectus or the date of documents incorporated by reference herein. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect actual outcomes.

THE COMPANY

We are a diversified holding company focused on acquiring and investing in businesses with attractive assets that we consider to be undervalued or fairly valued and growing our acquired businesses. We conduct out business through a variety of subsidiaries.

We were incorporated in Delaware in 1954 under the name Zapata Corporation and reincorporated in Nevada in April 1999 under the same name. On December 23, 2009, we were reincorporated in Delaware under the name Harbinger Group Inc. Our common stock trades on the NYSE under the symbol “HRG.” Our principal executive offices are located at 450 Park Avenue, 30th Floor, New York, New York 10022.

For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.” More information about us is also available through our website at www.harbingergroupinc.com. The information on our website is not incorporated by reference into this prospectus or any prospectus supplement.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the specific risks discussed or incorporated by reference into the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or incorporated by reference into this prospectus and the applicable prospectus supplement. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our 2013 Annual Report, which is incorporated by reference into this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.” These risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. All proceeds from the sale of shares in this offering will be for the accounts of the selling stockholders.

SELLING STOCKHOLDERS

The shares of our common stock to which this prospectus relates are being registered for sale by the selling stockholders named below. We have registered the shares to permit the selling stockholders and certain of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the “selling stockholders” in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time. A portion of the shares being registered for sale by the Harbinger Parties were acquired by the Harbinger Parties in connection with the Contribution and Exchange Agreement, dated as of September 10, 2010, as amended, by and among the Harbinger Parties and the Company, pursuant to which the Company issued such shares in consideration for the contribution to the Company by the Harbinger Parties of a controlling interest in Spectrum Brands Holdings, Inc. (the “Spectrum Contribution”). The remainder of the shares being registered for sale by the Harbinger Parties were acquired by the Harbinger Parties from our former controlling shareholders in June and July of 2009 (the “Harbinger Purchase Transaction”). The shares being registered for sale by CF Turul LLC (“CF Turul”) are issuable upon the conversion of the Company’s Series A Participating Convertible Preferred Stock (the “Series A Shares”), which were originally purchased from the Company by CF Turul on May 13, 2011. The shares being registered for sale by the other selling stockholders were purchased from the Harbinger Parties in private transactions in September 2013 from the shares originally acquired by the Harbinger Parties in connection with the Spectrum Contribution and the Harbinger Purchase Transaction and, in the case of Leucadia National Corporation, certain additional shares acquired from persons other than the Company and the Harbinger Parties.

The following table sets forth the maximum number of shares of our common stock to be sold by the selling stockholders pursuant to this registration statement. The beneficial ownership of the common stock set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The percentage of shares beneficially owned after the offering reflects the voting power of such common stock based on 145,243,773 shares of common stock outstanding as of December 2, 2013, and a total of 193,592,826 shares of common stock outstanding on a fully diluted basis as of December 2, 2013 after giving effect to (i) the conversion of the Company’s outstanding shares of Series A Participating Preferred Stock (the “Series A Shares”) and Series A-2 Participating Preferred Stock (the “Series A-2 Shares,” and together with the Series A Shares, the “Preferred Stock”), which are entitled to vote with the common stock on an as-converted basis on all matters submitted to a vote of stockholders and (ii) the limitation on voting applicable to one of our Preferred Stockholders prior to receipt of certain regulatory approvals, as discussed in note (4) to the table. The following table assumes that all shares offered by the selling stockholders included in this prospectus are sold.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to the Offering	Maximum Number of Shares that May be Sold Hereunder	Shares of Common Stock Beneficially Owned After the Offering
			Number	%
Harbinger Capital Partners Master Fund I, Ltd. (1)	60,967,936	60,967,936	—	—
Harbinger Capital Partners Special Situations Fund, L.P. (2)	11,878,103	11,878,103	—	—
Global Opportunities Breakaway Ltd. (3)	7,613,851	7,613,851	—	—
CF Turul LLC (4)	32,994,902	971,168	—	—
Leucadia National Corporation (5)	18,632,180	18,632,180	—	—
JS Capital LLC (6)	1,675,640	1,000,000	675,640	*
Tourbillon Global Master Fund Ltd (7)	750,000	750,000	—	—
Omega Capital Partners, L.P. (8)	410,000	410,000	—	—
Omega Overseas Partners, Ltd. (8)	459,000	459,000	—	—
Omega Equity Investors, L.P. (8)	181,000	181,000	—	—

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to the Offering	Maximum Number of Shares that May be Sold Hereunder	Shares of Common Stock Beneficially Owned After the Offering
			Number	%
Beta Equities, Inc. (8)	162,000	162,000	—	—
Omega Capital Investors, L.P. (8)	140,000	140,000	—	—
GS&Co. Profit Sharing Master Trust (8)	90,000	90,000	—	—
VMT II, LLC (8)	31,000	31,000	—	—
Barnabas Health, Inc. (8)	15,000	15,000	—	—
Permal LGC, Ltd. (8)	12,000	12,000	—	—
Luxor Capital Partners Offshore Master Fund, LP (9)	345,134	345,134	—	—
Luxor Capital Partners, LP (9)	219,163	219,163	—	—
Luxor Wavefront, LP (9)	69,222	69,222	—	—
OC 19 Master Fund, L.P.—LCG (9)	16,481	16,481	—	—
Putnam Equity Spectrum Fund, a series of Putnam Funds Trust (10)	2,548,933	500,000	2,048,933	1.1%
BHR Master Fund, Ltd (11)	269,500	269,500	—	—
BHR OC Master Fund, Ltd. (11)	80,500	80,500	—	—
GoodHaven Fund (12)	350,000	350,000	—	—

*	Less than one percent.
(1)	Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”) is the beneficial owner of 60,967,936 shares of our common stock, which may also be deemed to be beneficially owned by Harbinger Capital Partners LLC (“Harbinger Capital”), the investment manager of Master Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger Capital; and Mr. Philip A. Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund.
(2)	Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Situations Fund”) is the beneficial owner of 11,878,103 shares of our common stock, which may be deemed to be beneficially owned by Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Situations Fund; Harbinger Holdings, the managing member of HCPSS; and Mr. Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Special Situations Fund.
(3)	Global Opportunities Breakaway Ltd. (the “Global Fund”) is the beneficial holder of 7,613,851 shares of our common stock, which may be deemed to be beneficially owned by Harbinger Capital Partners II LP (“HCP II”), the investment manager of the Global Fund; Harbinger Capital Partners II GP LLC (“HCP II GP”), the general partner of HCP II; and Mr. Falcone, the managing member of HCP II GP and the portfolio manager of the Global Fund.
(4)	CF Turul may be deemed to be the beneficial holder of 32,994,902 shares of our common stock upon conversion of its Series A Shares. We have previously registered 32,023,734 shares of our common stock issuable upon conversion of CF Turul’s Series A Shares under the Securities Act. The Series A Shares are entitled to vote with our shares of common stock on an as-converted basis on all matters submitted to a vote of common stock. Prior to receipt of certain regulatory approvals, the Series A Shares held by CF Turul may be voted up to only 9.99% of our common stock (19,358,167 shares of common stock, as of December 2, 2013). Each of Fortress Credit Opportunities Advisors LLC, FIG LLC, Hybrid GP Holdings LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Mr. Peter L. Briger, Jr., and Mr. Constantine M. Dakolias (collectively, the “CF Turul Group”) may also be deemed to be the beneficial holder of our shares beneficially owned by CF Turul, assuming the effectiveness of a joint investment committee agreement. The Company has separately registered for resale the other shares beneficially owned by CF Turul.
(5)	Leucadia National Corporation holds the shares of our common stock through various holdings of its subsidiaries.
(6)	JS Capital Management LLC (“JSCM”) serves as principal investment manager to JS Capital LLC (“JSC”). As such, JSCM has been granted investment discretion over portfolio investments, including the shares, held for the account of JSC. Jonathan Soros serves as President and managing member of JSCM.

(7)	Tourbillon Capital Partners LP (“Tourbillon Capital”) is the investment advisor to Tourbillon Global Master Fund Ltd. Jason Karp is the managing member of Tourbillon Capital.
(8)	Omega Advisors, Inc. (“Omega Advisors”) is the investment manager of each of these selling stockholders. Leon G. Cooperman is the President and Chief Executive Officer of Omega Advisors.
(9)	Luxor Capital Group, LP (“Luxor”) serves as the investment manager for each of Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, and OC 19 Master Fund, L.P.—LCG. Luxor Management, LLC (“Luxor Management”) is the general partner of Luxor. Christian Leone is a manager of Luxor Management.
(10)	Putnam Investment Management, LLC (“Putnam Management”) serves as principal investment manager to Putnam Equity Spectrum Fund, a series of Putnam Funds. Putnam Management is, through a series of holding companies, owned by Great-West Lifeco Inc., a publicly traded financial services holding company listed on the Toronto Stock Exchange.
(11)	BHR Capital LLC (“BHR Capital”) is the investment advisor to each of BHR Master Fund, Ltd. and BHR OC Master Fund, Ltd. Michael Thompson is the managing partner of BHR Capital.
(12)	GoodHaven Capital Management, LLC (“GoodHaven Management”) is the investment manager of GoodHaven Fund. Keith Trauner and Larry Pitkowsky are the co-managing partners of GoodHaven Management.

Material Relationships with the Selling Stockholders

We entered into an Registration Rights Agreement (the “Registration Rights Agreement”) with the Harbinger Parties pursuant to which, the Harbinger Parties, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to (i) any and all shares of common stock owned by the Harbinger Parties and their Permitted Transferees (as defined therein) (irrespective of when acquired) and any shares of common stock issuable or issued upon exercise, conversion or exchange of our other securities owned by the Harbinger Parties, and (ii) any of our securities issued in respect of the shares of our common stock issued or issuable to any of the Harbinger Parties with respect to the securities described in clause (i).

Under the Registration Rights Agreement, any of the Harbinger Parties may demand that we register all or a portion of such Harbinger Party’s shares of our common stock for sale under the Securities Act so long as the anticipated aggregate offering price of the securities to be offered is (i) at least $30 million if registration is to be effected pursuant to a registration statement on Form S-1 or any similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration. Under the agreement, we are not obligated to effect more than three such “long-form” registrations in the aggregate for all of the Harbinger Parties.

The Registration Rights Agreement also provides that if we decide to register any shares of common stock for our own account or the account of a stockholder other than the Harbinger Parties (subject to certain exceptions set forth in the agreement), the Harbinger Parties may require us to include all or a portion of their shares of common stock in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such shares of common stock included in the offering.

The selling stockholders other than the Harbinger Parties and CF Turul are transferees of the Harbinger Parties. CF Turul is party to a separate registration rights agreement with respect to the common stock issuable upon the conversion of the Series A Shares, which requires that we register the resale of such shares, subject to certain limitations.

HARBINGER GROUP INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in millions, except per share amounts)

On September 4, 2013, Harbinger Group Inc. (“HGI” or the “Company”) announced that its majority owned subsidiary, Spectrum Brands Holdings Inc. (collectively with its consolidated subsidiaries, “Spectrum Brands”), issued new term loans in two tranches in the aggregate principal amount of $1.15 billion (in aggregate, defined as the “Spectrum Brands New Term Loans”). The first tranche (“Tranche A”) was issued in the aggregate principal amount of $850.0, and the second tranche (“Tranche C”) was issued in the aggregate principal amount of $300.0. Tranche A will bear interest at a rate of 3.0% and mature on September 4, 2017. Tranche C will bear interest at a rate of 3.625% and mature on September 4, 2019. The Spectrum Brands New Term Loans were priced at 99.5% of par. Spectrum Brands’ existing term loans outstanding are referred to as the “Tranche B Loans,” and are reflected in our historical consolidated financial statements. Spectrum Brands used the net proceeds from this offering (i) to fund the consummation of the previously announced cash tender offer and consent solicitation to purchase all of its outstanding 9.5% senior secured notes (“9.5% Notes”) due 2018, (ii) to fund the satisfaction and discharge with respect to the 9.5% Notes not tendered in the above mentioned tender offer and consent solicitation and (iii) retained the remainder for working capital and general corporate purposes. Unless as indicated otherwise, words defined in this section have the meaning ascribed to them solely for purposes of this section.

HGI issued $225.0 aggregate principal amount of incremental 7.875% Senior Secured Notes due 2019 (“New Notes”) at a premium of 101.5% in July 2013. The New Notes were incremental to the $700.0 aggregate principal amount 7.875% Senior Secured Notes due 2019 issued in December 2012 at an aggregate price equal to 99.36% of the principal amount thereof, with a net original issue discount of $4.5 (the “7.875% Notes”) and used part of the proceeds of the offering to accept for purchase $500.0 aggregate principal amount of its 10.625% Senior Secured Notes due 2015 (the “10.625% Notes”) pursuant to a tender offer and redemption of the 10.625% Notes.

On February 14, 2013, HGI Energy Holdings, LLC (“HGI Energy”), a Delaware limited liability company and a wholly-owned subsidiary of HGI completed a joint venture with EXCO Resources, Inc. (“EXCO”) to create a private oil and natural gas limited partnership (the “Partnership”) which purchased and will operate EXCO’s producing U.S. conventional oil and natural gas assets located in West Texas, including and above the Canyon Sand formation, as well as in the Danville, Waskom, Holly and Vernon fields in East Texas and North Louisiana, including and above the Cotton Valley (the “Contributed Properties”). In addition, on March 5, 2013, the Partnership acquired conventional oil and natural gas assets from an affiliate of BG Group plc (“BG Acquisition”). As a result of the BG Acquisition, the Partnership acquired certain conventional oil and natural gas assets in the Danville, Waskom and Holly fields in East Texas and North Louisiana, including and above the Cotton Valley formation, from an affiliate of BG Group plc. These properties represent an incremental working interest in certain properties already purchased by the Partnership from EXCO. For the purposes of these unaudited pro forma condensed combined financial statements, the Partnership with EXCO will be referred to as the “Joint Venture.”

The Company, through its majority-owned subsidiary Spectrum Brands, has also acquired the residential hardware and home improvement business (“the HHI Group”) from Stanley Black & Decker, Inc. (“Stanley Black & Decker”), which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business (the “HHI Group Acquisition”). The HHI Group has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. A portion of the HHI Group Acquisition closed on December 17, 2012 (the “First Closing”) and a second portion closed on April 8, 2013, consisting of the purchase of certain assets of Tong Lung Metal Industry Co. Ltd., a Taiwan Corporation (“TLM Taiwan”), which is involved in the production of residential locksets (the “Second Closing”).

In connection with the HHI Group Acquisition, Spectrum Brands assumed $520.0 aggregate principal amount of 6.375% Senior Notes due 2020 (the “6.375% Notes”) and $570.0 aggregate principal amount of 6.625% Senior Notes due 2022 (the “6.625% Notes”). Spectrum Brands financed the remaining portion of the HHI Group Acquisition with a new $800.0 term loan facility, of which $100.0 is stated in Canadian dollar equivalents (the “Term Loan”). A portion of the Term Loan proceeds was also used to refinance the former term loan facility, maturing June 17, 2016, which had an aggregate amount outstanding of $370.2 prior to refinancing.

In March 2013, Fidelity & Guaranty Life Holdings, Inc. (“F&G”), a wholly-owned subsidiary of the Company, issued $300.0 of 6.375% Senior Notes due 2021 (the “Insurance Notes”).

The unaudited pro forma condensed combined financial statements shown below reflect historical financial information and have been prepared on the basis that the HHI Group Acquisition by Spectrum Brands and the oil and natural gas assets acquired by the Joint Venture were accounted for as business combinations using the acquisition method of accounting. Accordingly, the consideration transferred and the assets acquired and liabilities assumed have been measured at their respective fair values with any excess of the consideration transferred over the fair value of the net assets acquired reflected as goodwill. The unaudited pro forma condensed combined financial statements presented assume that the HHI Group is a wholly-owned subsidiary of Spectrum Brands. In addition, the Joint Venture is accounted for by HGI using the equity method of accounting, pursuant to a gross proportionate presentation, as HGI has significant influence but does not control the joint venture for consolidation purposes under accounting principles generally accepted in the United States of America or “U.S. GAAP”. Accordingly, HGI has reflected 74.5% of the Joint Venture’s assets, liabilities, revenues and expenses in its financial statements, which is equal to its economic interest in the Joint Venture.

As of September 30, 2013, the (i) First Closing and Second Closing of the HHI Group Acquisition and related financing, (ii) the refinancing of the 10.625% Notes with the 7.875% Notes, (iii) the Joint Venture, (iv) the issuance of the Insurance Notes, (v) the issuance of the New Notes and (vi) the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes are reflected in HGI’s historical audited consolidated balance sheet. Therefore, no unaudited pro forma condensed combined balance sheet has been included herein. See below for further description of the pro forma effect of each of the above-described transactions on the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013.

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013 is presented to reflect (i) the full-period effect of the HHI Group Acquisition and related financing, (ii) the full-period effect of the Joint Venture, (iii) the full-period effect of the refinancing of the 10.625% Notes with the 7.875% Notes, (iv) the full-period effect of the issuance of the Insurance Notes, (v) the full-period effect of the issuance of the New Notes, and (vi) the full-period effect of the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes.

The unaudited pro forma condensed combined financial statements and the notes thereto were based on and should be read in conjunction with:

•	HGI’s historical audited consolidated financial statements and notes thereto for the year ended September 30, 2013; and

•	Spectrum Brands’ historical audited consolidated financial statements and notes thereto for the year ended September 30, 2013.

The fair values of the Joint Venture and the HHI Group are based upon our current valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). A final determination of the fair values of the assets acquired and liabilities assumed will include management’s consideration of a final valuation. HGI currently expects that the process of determining fair value of the tangible and intangible assets acquired and liabilities assumed will be completed within one year of the acquisition date. Material revisions to HGI’s estimates could be necessary as more information becomes available through the completion of this final determination. The final amounts may be materially different from the information presented in these unaudited pro forma condensed combined financial statements due to a number of factors, including changes in market conditions and financial results which may impact cash flow projections used in the valuation and the identification of additional conditions that existed as of the date of the acquisition.

HGI’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the HHI Group Acquisition and related financing, the Joint Venture, the refinancing of the 10.625% Notes with the 7.875% Notes, the issuance of the Insurance Notes, the issuance of the New Notes, and the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes, (ii) factually supportable, and (iii) expected to have a continuing impact on HGI’s results. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructuring, or the costs that would be incurred to achieve such revenue enhancements and cost savings, which could result from the above transactions.

The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the HHI Group Acquisition and the related financing; the Joint Venture; the refinancing of the 10.625% Notes with the 7.875% Notes; the issuance of the Insurance Notes; the issuance of the New Notes; and the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations or our consolidated financial position would have been had the transactions described above, and other identified events occurred on the date assumed, nor are they necessarily indicative of our future consolidated results of operations or financial position.

Harbinger Group Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For The Year Ended September 30, 2013

(Amounts in millions, except per share amounts)

	Historical	Pro Forma Adjustments
	Year Ended September 30, 2013 Harbinger Group Inc.	Joint Venture (74.5%)	Notes	HHI	Notes	Insurance Notes, 7.875% Notes and New Notes	Notes	Spectrum Brands New Term Loans	Notes	Pro Forma Combined
Revenues:
Net consumer product sales	$4,085.6	$—		$226.2	3(h)	$—		$—		$4,311.8
Oil and natural gas	90.2	53.7	4(g)	—		—		—		143.9
Insurance premiums	58.8	—		—		—		—		58.8
Net investment income	734.7	—		—		—		—		734.7
Net investment gains	511.6	—		—		—		—		511.6
Insurance and investment product fees and other	62.5	—		—		—		—		62.5

Total revenues	5,543.4	53.7		226.2		—		—		5,823.3

Operating costs and expenses:
Consumer products cost of goods sold	2,695.3	—		123.0	3(a,h)	—		—		2,818.3
Oil and natural gas direct operating costs	44.0	27.0	4(g)	—		—		—		71.0
Benefits and other changes in policy reserves	531.8	—		—		—		—		531.8
Selling, acquisition, operating and general expenses	1,220.5	14.4	4(a,b,c,d)	15.3	3(b,c,d,h)	—		—		1,250.2
Impairment of oil and natural gas properties	54.3	—		—		—		—		54.3
Amortization of intangibles	260.1	—		—		—		—		260.1

Total operating costs and expenses	4,806.0	41.4		138.3		—		—		4,985.7

Operating income	737.4	12.3		87.9		—		—		837.6
Interest expense	(511.9)	(3.2)	4(e)	(1.2)	3(e)	33.6	6(a),7(b)	163.6	8(b)	(319.1)
Loss from the change in the fair value of the equity conversion feature of preferred stock	(101.6)	—		—		—		—		(101.6)
Other (expense) income, net	(5.6)	—		0.4	3(h)	—		—		(5.2)

Income from continuing operations before income taxes	118.3	9.1		87.1		33.6		163.6		411.7
Income tax expense	187.3	—	4(f)	8.7	3(f,h)	—	6(b),7(c)	—	8(c)	196.0

Net (loss) income	(69.0)	9.1		78.4		33.6		163.6		215.7
Less: Net (loss) income attributable to noncontrolling interest	(23.2)	—		32.0	3(g)	—		—		8.8

Net (loss) income attributable to controlling interest	(45.8)	9.1		46.4		33.6		163.6		206.9
Less: Preferred stock dividends and accretion	48.4	—		—		—		—		48.4

Net (loss) income attributable to common and participating preferred stockholders	$(94.2)	$9.1		$46.4		$33.6		$163.6		$158.5

Net (loss) income per common share attributable to controlling interest:
Basic	$(0.67)									$0.78
Diluted	$(0.67)									$0.77
Weighted-average common shares
Basic	139.9									139.9 (9)
Diluted	139.9									143.0 (9)

See accompanying notes to unaudited pro forma condensed combined financial statements.

HARBINGER GROUP INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(Amounts in millions, except per share amounts)

(1) BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial statements have been prepared using the historical consolidated financial statements of HGI. The HHI Group Acquisition was accounted for using the acquisition method of accounting. The Joint Venture has been accounted for using the equity method of accounting, pursuant to a gross proportionate presentation, as HGI has significant influence but does not control the Joint Venture for consolidation purposes under U.S. GAAP. Accordingly, HGI has reflected 74.5% of the Joint Venture’s assets, liabilities, revenues and expenses in its financial statements which is equal to its economic interest in the Joint Venture.

Since separate historical financial statements in accordance with U.S. GAAP, have never been prepared for the Joint Venture, certain indirect expenses, as further described in Note 5, Excluded Costs-Joint Venture, were not allocated to the Joint Venture and have been excluded from the accompanying unaudited pro forma condensed combined financial statements.

(2) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies for the Joint Venture and the HHI Group have been included in our historical consolidated financial statements for a portion of the year ended September 30, 2013. The oil and natural gas accounting policies were adopted on February 14, 2013 upon completion of the Joint Venture with EXCO, with the Joint Venture’s results of operations recorded in our consolidated statement of operations from that date forward. Additionally, the HHI Group’s accounting policies and results of operations were included in our historical consolidated financial statements after the closing dates of December 17, 2012 and April 8, 2013, respectively, discussed in further detail below.

(3) HHI GROUP ACQUISITION—HISTORICAL AND PRO FORMA ADJUSTMENTS

Spectrum Brands acquired the HHI Group from Stanley Black & Decker, which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business. A portion of the HHI Group Acquisition closed on December 17, 2012 (the First Closing) and a second portion closed on April 8, 2013, consisting of the purchase of certain assets of TLM Taiwan, which is involved in the production of residential locksets (the Second Closing), for a negotiated purchase price of $100.0.

(a)	HGI estimated that cost of sales would increase during the first inventory turn subsequent to the acquisition date due to the sale of inventory that was adjusted to fair value in purchase accounting. For the year ended September 30, 2013, an increase of $31.0 to cost of sales that resulted from the sale of inventory adjusted to fair value in purchase accounting was eliminated from the historical results in the unaudited pro forma condensed combined statement of operations, as this amount is considered non-recurring.

(b)	Adjustment reflects increased depreciation expense of $0.4 for the period from October 1, 2012 to April 8, 2013 associated with the adjustment to record the HHI Group’s property, plant and equipment at fair value.

(c)	Adjustment reflects increased amortization expense of $3.1 for the period from October 1, 2012 to April 8, 2013 associated with the adjustment to record the HHI Group’s intangible assets at fair value.

(d)	HGI has incurred $36.9 for the year ended September 30, 2013 of transaction costs, primarily professional fees, in its historical financial results for the periods presented. These costs have been excluded from the unaudited pro forma condensed combined statements of operations, as these amounts are considered non-recurring.

(e)	The related financing from the HHI Group Acquisition resulted in substantial changes to HGI’s debt structure. The interest expense adjustments resulted in a net increase of approximately $1.2 for the year ended September 30, 2013. The pro forma adjustment to interest expense represents the expense for the period from October 1, 2012 to December 16, 2012, with the remaining related interest expense for the year ended September 30, 2013 reflected in our historical consolidated results of operations. The pro forma adjustment consists of the following:

	Assumed Interest Rate	Year Ended September 30, 2013
Term Loan Facility—USD ($700.0)	4.750%	$6.9
Term Loan Facility—CAD ($100.0)	5.000%	1.0
Senior Secured Notes, due 2020 ($520.0)	6.375%	6.9
Senior Secured Notes, due 2022 ($570.0)	6.625%	7.9
Amortization of debt issuance costs		1.1
Amortization of original issue discount		0.2

Total pro forma interest expense		24.0
Less: elimination of interest expense related to prior term loan facility		4.1
Less: elimination of interest expense related to the financing (1)		18.7

Pro forma adjustment to interest expense		$1.2

(1)	The costs associated with the financing of the HHI Group Acquisition (which included the write-off of historical deferred financing costs, bridge financing fees and other financing costs) have been eliminated from the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013, as these amounts are non-recurring.

LIBOR rates are currently below the interest rate floor for our variable rate debt arrangements, and hence, a 1/8% change in interest rates would not impact interest expense in the unaudited pro forma condensed combined statement of operations.

(f)	As a result of Spectrum Brands’ and the HHI Group’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided, no income tax has been provided related to the acquisition related adjustments that impacted pretax income for the year ended September 30, 2013.

(g)	Adjustment reflects non-controlling interest in Spectrum Brands’ pro forma income from continuing operations resulting from the assumed HHI Group Acquisition and related debt transactions using a non-controlling interest factor of 40.8%.

(h)	The pro forma adjustments below relate to the results of the HHI Group’s operations from October 1, 2012 to December 16, 2012 related to the First Closing and the results of the operations of the Second Closing from October 1, 2012 to April 8, 2013, both of which are not included within the historical results. The results of operations for the period from April 9, 2013 to September 30, 2013 are included in HGI’s historical results.

	First Closing	Second Closing	Total
	Period from October 1, 2012 to December 16, 2012	Period from October 1, 2012 to April 8, 2013	Adjustments Related to the First Closing and Second Closing
Net sales	$191.8	$34.4	$226.2
Cost of goods sold	123.3	30.7	154.0
Selling, general and administrative expenses	44.1	4.6	48.7
Other income	—	0.4	0.4
Tax expense (1)	8.9	(0.2)	8.7

(1)	The tax adjustment for the period from October 1, 2012 to December 16, 2012 was computed using a combined federal and state effective tax rate of 36.5% based on the domestic effective tax rate reflected in HHI Group’s audited financial statements for the period ended September 29, 2012.

(4) PRO FORMA ADJUSTMENTS—JOINT VENTURE

(a)	HGI has incurred $9.2 of transaction costs for the year ended September 30, 2013. These costs have been excluded from the unaudited pro forma condensed combined statements of operations as these costs are considered non-recurring.

(b)	Pro forma adjustment to provide depreciation, depletion and amortization of $19.8 for the period from October 1, 2012 to February 13, 2013, based on pro forma fair values attributable to the amortizable full cost pool and historical oil and natural gas production for such period.

(c)	Pro forma adjustment to reflect accretion of the discount of $0.6 attributable to asset retirement obligations for the period from October 1, 2012 to February 13, 2013, with respect to the asset retirement obligations attributable to the Joint Venture.

(d)	Pro forma adjustment of $3.2 to reflect general and administrative costs for the period from October 1, 2012 to February 13, 2013, for estimated contractual reimbursements to EXCO pursuant to an Administrative Services Agreement, or ASA, and other direct general and administrative expenses to the Joint Venture stipulated in the ASA.

(e)	Pro forma adjustment to reflect interest expense of $3.2 for the period from October 1, 2012 to February 13, 2013 as if the revolving credit facility and the initial borrowing under the facility had taken place on October 1, 2011 and was outstanding for the entire period, based on an interest rate of 2.7%. This amount includes amortization of deferred financing costs incurred in connection with the revolving credit facility of $0.4. An increase or decrease of 1/8% in the assumed interest rate of the credit facility for the period from October 1, 2012 to February 13, 2013 would impact pro forma interest expense by $0.3 for the year ended September 30, 2013.

(f)	The Joint Venture is not directly subject to federal income taxes. Instead, its taxable income or loss is allocated to its individual partners, and will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(g)	Pro forma adjustment to reflect the historical revenues and direct operating expenses for the Joint Venture for the period from October 1, 2012 to February 13, 2013.

(5) EXCLUDED COSTS—JOINT VENTURE

Prior to the formation of the Joint Venture, the Joint Venture’s properties were part of a much larger organization where indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Joint Venture’s properties and have therefore been excluded from the unaudited pro forma condensed combined financial statements.

(6) PRO FORMA ADJUSTMENTS—7.875% NOTES AND NEW NOTES

(a)	In December 2012, HGI issued the 7.875% Notes and used part of the proceeds of the offering to accept for purchase $500.0 aggregate principal amount of its 10.625% Notes pursuant to a tender offer and subsequent redemption for the 10.625% Notes. Under the terms of the 10.625% Notes, HGI redeemed these Notes at 100% of the principal amount plus a breakage fee, plus accrued and unpaid interest. In connection with the 7.875% Notes in December 2012, HGI recorded $58.9 of charges to “Interest Expense” in the audited consolidated statements of operations for the year ended September 30, 2013, consisting of $45.7 of cash charges for fees and expenses related to the issuance of the 7.875% Notes, $0.2 of cash charges related to the remaining $2.0 aggregate principal amount of the Company’s 10.625% Notes, and $13.0 of non-cash charges for the write down of debt issuance costs and net unamortized discount. These costs have been excluded from the unaudited pro forma condensed combined financial statements as these amounts are considered non-recurring.

In addition to the above, in July 2013, HGI issued an incremental $225.0 aggregate principal amount 7.875% of Senior Secured Notes due 2019. The New Notes were issued at a premium of 101.5%. In connection with the New Notes offering, the Company recorded $5.1 of deferred financing fees during the year ended September 30, 2013.

The expected increase in the interest expense related to the issuance of the 7.875% Notes and the New Notes for the year ended September 30, 2013 was calculated as follows:

Year Ended September 30, 2013
Estimated expense on 7.875% Notes	$55.1
Amortization of original issue discount on 7.875% Notes	0.5
Amortization of debt issuance costs on 7.875% Notes	2.4
Estimated expense on New Notes	17.7
Amortization of original issue premium on New Notes	(0.5)
Amortization of debt issuance costs on New Notes	0.7

Total pro forma annual interest expense	75.9
Less: Elimination of historical interest expense	61.2

Pro forma adjustment to interest expense	$14.7

(b)	The increase in pro forma interest expense for the 7.875% Notes and New Notes will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(7) INSURANCE NOTES

On March 22, 2013, HGI announced that its wholly-owned subsidiary, F&G, priced an offering of $300.0 aggregate principal amount of 6.375% Senior Notes due 2021. The notes were priced at par with a coupon of 6.375%, and will mature on April 1, 2021. F&G used the net proceeds from this offering to (i) pay a dividend of $73.0, (ii) purchase a $195.0 surplus note from Fidelity & Guaranty Life Insurance Company (“FGLIC”) and (iii) retained the remainder for general corporate purposes.

(a)	The deferred financing fees associated with the Insurance Notes were $10.2. The pro forma adjustment related to the annual amortization of the deferred financing fees for the year ended September 30, 2013 was $3.0.

(b)	The expected increase in the interest expense related to the issuance of the Insurance Notes for the year ended September 30, 2013 was calculated as follows:

Year Ended September 30, 2013
Estimated expense on Insurance Notes	$19.1
Amortization of debt issuance costs on Insurance Notes	3.0

Total pro forma annual interest expense	22.1
Less: Elimination of historical interest expense	11.5

Pro forma adjustment to interest expense	$10.6

(c)	The increase in pro forma interest expense for the Insurance Notes will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(8) SPECTRUM BRANDS NEW TERM LOANS

On September 4, 2013, HGI announced that its majority-owned subsidiary, Spectrum Brands, issued new term loans in two tranches in the aggregate principal amount of $1.15 billion. Tranche A was issued in the aggregate principal amount of $850.0, and Tranche C was issued in the aggregate principal amount of $300.0. Tranche A will bear interest at a rate of 3.0% and mature on September 4, 2017. Tranche C will bear interest at a rate of 3.625% and mature on September 4, 2019. The Spectrum Brands New Term Loans were priced at 99.5% of par. The Tranche B Loans are reflected in our historical consolidated financial statements. Spectrum Brands used the net proceeds from this offering (i) to fund the consummation of the previously announced cash tender offer and consent solicitation to purchase all of its outstanding 9.5% Notes due 2018, (ii) to fund the satisfaction and discharge with respect to the 9.5% Notes not tendered in the above mentioned tender offer and consent solicitation and (iii) retained the remainder for working capital and general corporate purposes.

(a)	The deferred financing fees associated with the Spectrum Brands New Term Loans were $16.4. The pro forma adjustment related to the amortization of the deferred financing fees for the year ended September 30, 2013 was $3.4.

(b)	The interest expense adjustments for the period from October 1, 2012 to September 3, 2013 resulted in a net decrease of $163.6 for the fiscal year ended September 30, 2013. The adjustment consists of the following:

	Interest Rate	Year Ended September 30, 2013
Spectrum Brands New Term Loans—Tranche A ($850.0)	3.0%	$23.4
Spectrum Brands New Term Loans—Tranche C ($300.0)	3.625%	10.0
Amortization of debt issuance costs		3.4
Amortization of original issue discount		1.2

Total pro forma interest expense		38.0
Less: elimination of interest expense related to 9.5% Notes		79.4
Less: elimination of one-time interest expense items related to the financing		122.2

Pro forma adjustment to interest expense		$(163.6)

LIBOR rates are currently below the interest rate floor for Spectrum Brands’ variable rate debt arrangements, and hence, a 1/8% change in interest rates would not impact interest expense in the unaudited pro forma condensed combined statement of operations.

(c)	As a result of HGI and Spectrum Brands’ existing income tax loss carryforwards in the U.S., for which valuation allowances have been established, no income tax adjustments have been provided related to the Spectrum Brands New Term Loans.

(9) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

Year ended September 30, 2013
Net income attributable to common and participating preferred stockholders	$158.5
Participating shares at end of period:
Common shares outstanding	138.9
Preferred shares (as-converted basis)	62.0

Total	200.9

Percentage of income allocated to:
Common shares	69.1%
Preferred shares	30.9%
Net income attributable to common shares—basic	$109.6
Dilutive adjustments to income attributable to common shares from assumed conversion of preferred shares, net of tax:
Income allocated to preferred shares in basic calculation	—
Reversal of preferred stock dividends and accretion	—
Reversal of income related to fair value of preferred stock conversion feature	—

Net adjustment	—

Net income attributable to common shares—diluted	$109.6

Weighted-average common shares outstanding—basic	139.9
Dilutive effect of preferred stock	—
Dilutive effect of unvested restricted stock and restricted stock units	2.5
Dilutive effect of stock options	0.6

Weighted-average shares outstanding—diluted	143.0

Net income per common share attributable to controlling interest:
Basic	$0.78
Diluted	$0.77

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of such common stock from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold or otherwise distributed from time to time:

•	directly by the selling stockholders and their successors, which include their donees, pledgees or transferees or their successors-in-interest,

•	through dividends or distributions made by the selling stockholders to their respective partners, members or stockholders; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock (these discounts, concessions or commissions may be in excess of those customary in the types of transactions involved).

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders from time to time identified as or affiliated with registered broker-dealers participating in the sale or distribution of the common stock from time to time are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the Securities by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	otherwise negotiated prices or without cash consideration.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for the shares;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

•	through dividends or other distributions made by selling stockholders to their respective partners, members or stockholders;

•	through any combination of the foregoing; or

•	any other method permitted pursuant to applicable law.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The selling shareholders may enter into option, share lending or other types of transactions that require them to deliver shares of common stock to an underwriter, broker or dealer, who will then resale or transfer the shares of common stock under this prospectus. In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Any selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock covered by this prospectus.

In this prospectus, the term “selling stockholders” includes the selling stockholders and their respective successors, which include their donees, pledgees, distributes or transferees and other successors-in-interest.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us, the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, the selling stockholders may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The obligations of underwriters or dealers to purchase the common stock offered will be subject to certain conditions precedent and the terms of any agreement entered into with the underwriters. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

The selling stockholders may also transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144.

Our common stock is listed on the NYSE under the symbol “HRG.”

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot determine whether any such selling stockholder will transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Underwriters, dealers or agents may be authorized to solicit offers by certain institutional investors to purchase the common stock from the selling stockholders pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; or

•	educational and charitable institutions.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear, among other things, underwriting fees, discounts or commissions or transfer taxes relating to the sale of the common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 2, 2013, we have 145,243,773 shares of common stock and 61,985,780 shares of Preferred Stock outstanding. Summarized below are material provisions of our certificate of incorporation (including the certificates of designation of the Preferred Stock) and by-laws as currently in effect, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to our 2013 Annual Report, which is incorporated herein by reference, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of the Preferred Stock and of any other series of preferred stock that may be issued in the future.

Preferred stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock.

Series A and Series A-2 Preferred Stock

The following discussion provides only a summary of the terms of the Preferred Stock. For a more complete understanding of the Preferred Stock, we urge you to review the certificates of designation of the Series A Shares and the Series A-2 Shares, including amendments thereto, which have been filed as exhibits to our 2013 Annual Report and incorporated herein by reference.

Dividends. The Preferred Stock will accrue a cumulative quarterly cash dividend at an annualized rate of 8%. The Purchase Price of the Preferred Stock will accrete quarterly at an annualized rate of 4% reduced to 2% or 0% if the Company achieves specified rates of growth measured by increases in its net asset value. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of common stock on an as-converted basis.

Optional Conversion. Each share of Preferred Stock may be converted by the holder into common stock at any time based on the then applicable conversion price. The initial conversion price is $6.50 for the Series A Shares and $7.00 for the Series A-2 Shares and is subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, reorganizations, recapitalizations and similar events, as well as in connection with issuances of common stock (and securities convertible or exercisable for common stock) below the conversion price (which adjustment shall be made on a weighted average basis). Until certain regulatory filings are made and approvals are obtained and effective, Preferred Stock may not be converted if upon such conversion the holder’s beneficial ownership would exceed certain thresholds.

Automatic Conversion/Mandatory Redemption. On May 13, 2018, holders of the Preferred Stock are entitled to cause the Company to redeem the Preferred Stock at the Purchase Price per share plus accrued but unpaid dividends. Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of common stock at the applicable conversion price then in effect.

Upon a change of control (as defined in the certificates of designation), holders of the Preferred Stock are entitled to cause the Company to redeem its Preferred Stock at a price per share equal to the sum of 101% of the Purchase Price and any accrued and unpaid dividends, including accrued and unpaid cash and accreting dividends for the then current dividend period.

Optional Redemption. At any time after May 13, 2014, the Company may redeem the Preferred Stock, in whole but not in part, at a price per share equal to 150% of the Purchase Price plus accrued but unpaid dividends, subject to the holder’s right to convert prior to such redemption.

Mandatory Conversion. After May 13, 2014, the Company may force conversion of the Preferred Stock into common stock if the thirty day volume weighted average price of our common stock, or VWAP, and the daily VWAP exceeds 150% of the then applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the common stock are not achieved. In addition, for so long as CF Turul owns sufficient combined voting power (through ownership of Preferred Stock and common stock) to entitle it to have consent rights or to nominate directors or appoint observers (as described below), the Company’s ability to force conversion shall be limited so that CF Turul LLC retains at least one share of Preferred Stock, enabling it to continue to exercise its right to nominate directors, appoint observers or exercise consent rights associated with the Preferred Stock, but such Preferred Stock shall have no other rights or preferences. Upon CF Turul ceasing to own sufficient combined voting power to exercise these rights, the retained share shall be automatically cancelled.

Liquidation Preference. In the event of any liquidation or winding up of the Company, the holders of Preferred Stock will be entitled to receive per share the greater of (i) 150% of the Purchase Price, plus any accrued and unpaid dividends and (ii) the value that would be received if the share of Preferred Stock were converted into common stock immediately prior to the liquidation or winding up.

Participation Rights. Prior to May 13, 2016 with respect to the Series A Shares and prior to August 5, 2016 with respect to the Series A-2 Shares, subject to meeting certain ownership thresholds, certain Purchasers will be entitled to participate, on a pro rata basis in accordance with their ownership percentage, determined on an as-converted basis, in issuances of equity and equity linked securities by the Company. In addition, subject to meeting certain ownership thresholds, certain Purchasers of Preferred Stock will be entitled to participate in issuances of preferred securities and in debt transactions of the Company.

Voting Rights. The holders of the Preferred Stock will be entitled to vote on an as-converted basis with the Company’s holders of common stock on all matters submitted to a vote of the holders of common stock for all purposes. However, until approval is obtained from certain insurance regulatory authorities, no holder of Preferred Stock may, at any time, vote more than 9.9% of the total number of votes which may be cast in a general election of a director of the Company.

Consent Rights. Consent of the holders of Preferred Stock is required before certain fundamental changes that can be made to the Preferred Stock, including changes to the terms of the Preferred Stock with respect to liquidation preference, dividend, or redemption rights. Consent of the holders of a majority of Preferred Stock is required before, subject to certain exceptions, certain material actions may be taken with respect to the Preferred Stock including issuing stock senior or pari passu to the Preferred Stock and incurring debt, or permitting a subsidiary to incur debt or selling assets or permitting a subsidiary to sell assets not otherwise permitted by the indenture relating to the Company’s Senior Secured Notes due 2015 (or any replacement thereof). While CF Turul continues to own at least 50% of the Series A Shares it initially purchased (either as Preferred Stock or common stock upon conversion), consent of CF Turul is required before any action may be taken which, pursuant to the express terms of the certificate of designation, requires approval by a majority of the holders of Preferred Stock or any action with respect to certain related party transactions between the Company and its affiliates.

Board Representation. Subject to certain approval from certain insurance regulatory authorities, so long as CF Turul owns at least 50% of the Series A Shares it initially purchased or 10% of the outstanding common stock on an as-converted basis, CF Turul shall have the right to appoint one director to the Board who shall be entitled to be a member of any committee of the Board (except for any special committee formed to consider a related party transaction involving CF Turul).

If CF Turul does not appoint a director, subject to meeting certain ownership thresholds, CF Turul has the right to appoint an observer to attend all meetings of the Board, any committee of the Board, and the board of any wholly owned subsidiary of the Company on which it does not have a director. Upon a specified breach event (described in the Section “Terms of the Series A Shares—Other Covenants” below) the size of the Board will be increased by one or two directors, depending on whether CF Turul LLC has appointed a director prior thereto. CF Turul, or a majority of Purchasers if CF Turul at that time owns less than a threshold amount, in either common stock or Preferred Stock, will have the right to appoint one or two directors, reasonably acceptable to the Board.

Subject to meeting certain ownership thresholds, in the event that Philip A. Falcone ceases to have principal responsibility for the Company’s investments for a period of more than 90 consecutive days, other than as a result of temporary disability, and CF Turul does not approve the Company’s proposed business continuity plan, CF Turul may appoint such number of directors that, when the total number of directors appointed by CF Turul is added to the number of independent directors, that number of directors is equal to the number of directors employed by or affiliated with the Company or the Harbinger Parties and their affiliates (the “Harbinger Affiliates”).

Notwithstanding all of the foregoing, CF Turul’s representation on the Board will always be less than or proportionate (save for rounding up, where necessary) to its beneficial ownership of the Company’s common stock and will otherwise comply with the rules of the NYSE and certain insurance regulatory authorities.

Other Covenants. The certificates of designation include additional terms regarding obligations of the Company. Upon a specified breach event (which shall include an event of default under the indenture relating to the Company’s previously outstanding Senior Secured Notes due 2015, the Company’s failure to pay any dividends for a period longer than 90 days the Company’s failure to perform certain covenants under the certificates of designation, and causing the delisting of its common stock), the Company shall be prohibited from making certain restricted payments, incurring certain debt, and entering into certain agreements to purchase debt or equity interests in portfolio companies of the Harbinger Affiliates and related parties (other than the Company) or to sell equity interests in portfolio companies of the Company to the Harbinger Affiliates and related parties.

Directors’ liability; indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. Our by-laws authorize us to indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. We intend to maintain director and officer liability insurance, if available on reasonable terms.

Certain certificate of incorporation, by-law and statutory provisions

Some of the provisions of our certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Stockholder action by written consent; special meetings of stockholders

Our certificate of incorporation permits stockholder action by written consent in lieu of a meeting in accordance with Delaware law. A special meeting of our stockholders can be called only by the chairman of the board or any three members of the board of directors. A special meeting cannot be called by stockholders.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws require stockholders to provide to the board of directors not less than 90 days’ and not more than 120 days’ advance notice of business proposed to be brought before, and of nominations of directors to be made at, a stockholder meeting. The content of the notice must include the stockholder’s beneficial stock ownership information, including his or her derivative and short positions and all information required by Regulation 14A of the SEC proxy rules. Failure to deliver proper notice in a timely fashion results in exclusion of the proposal from stockholder consideration at the meeting. In the case of nominations of directors, our by-laws also require nominees to respond to a questionnaire providing information about the candidate’s background and qualifications, to represent that he or she has no agreements with any third party as to voting or compensation in connection with his or her service as a director, and to agree to abide by applicable confidentiality, governance, conflicts, stock ownership and trading policies of the Company.

Election and removal of directors

Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors. A director may be removed only for cause by the holders of a majority of shares then entitled to vote in an election of directors.

Anti-takeover laws/interested stockholder transactions

Unless a corporation elects in its certificate of incorporation or by-laws for the following provision not to apply, DGCL Section 203 prohibits a corporation from engaging in any “business combination” with a 15% or greater stockholder for a period of three years following the time that such stockholder obtained such ownership, unless (i) the board of directors approved either the business combination or the transaction which resulted in the stockholder’s ownership before the stockholder obtained such ownership; (ii) the transaction resulted in the stockholder owning at least 85% of the outstanding voting stock of the corporation not owned by the interested stockholder or officers or directors of the corporation; or (iii) the business combination is approved by the board of directors and authorized (not by written consent) by the affirmative vote of at least 66 2/3% of the “disinterested” stockholders. Section 203 does not apply to any stockholder who became an “interested stockholder” (i.e., a 15% or greater stockholder) at a time when the Section 203 restrictions did not apply. In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation’s stock if it was as a result of action taken solely by the corporation.

In connection with our reincorporation merger in 2009, as a result of which we changed our corporate domicile from Nevada to Delaware, we opted out of the statutory provisions of DGCL Section 203, but our certificate of incorporation replicates its terms except that the subject business combination will require approval by the board of directors and authorization (whether by written consent or vote) by the affirmative vote of at least a majority of the “disinterested” stockholders (rather than 66 2/3% of such stockholders). Similar to the non-applicability of Section 203, the interested stockholder provisions of our certificate of incorporation do not apply to any stockholder who became an “interested stockholder” at a time when the Section 203 restrictions did not apply (i.e. prior to the reincorporation merger). As a result, the interested stockholder provisions of our certificate of incorporation do not apply to the Harbinger Affiliates. While Section 203 would apply to an interested stockholder if its holdings fall below the 15% threshold and later again surpass the 15% threshold, our certificate of incorporation provides a permanent exemption from the interested stockholder provisions for the Harbinger Affiliates.

Business Opportunities.

The DGCL permits Delaware corporations to renounce an opportunity to participate in specified business opportunities or specified classes or categories of business opportunities. Our certificate of incorporation recognizes that persons who serve as our directors may also serve, from time to time, as directors, officers or partners, or in other capacities, with other entities, including entities affiliated with the Harbinger Affiliates, and that the Company will derive substantial benefits from the service of such persons (each, an “Overlap Person”). Our certificate of incorporation renounces the requirement for an Overlap Person to introduce or pursue any potential business opportunities on behalf of the Company unless:

•	such potential business opportunity was expressly presented or offered to the Overlap Person solely in his or her capacity as a director or officer of the Company;

•	the Company possesses, or would reasonably be expected to be able to possess, the resources (including cash) necessary to exploit such potential business opportunity; and

•	such business opportunity relates exclusively to the business of the Company as determined by our board of directors from time to time in good faith.

Further, our certificate of incorporation renounces all interests and expectancies in business opportunities which relate to:

•	the acquisition of an equity interest in an individual, corporation, partnership, unincorporated association or other entity (a “Person”) that does not entitle the Company to elect a majority of the members of the board of directors, general partner, managing member or similar governing body of such Person;

•	the extension of credit to any Person or acquisition of any interest or participation in any debt;

•	the acquisition of debt, equity or other interests in a Person or business that is reasonably believed by an Overlap Person or the entity in which an Overlap Person serves as a director, officer, partner, manager, representative, agent or employee to be distressed or insolvent or to be in default with respect to any debt;

•	the extension of credit to, or the acquisition of debt or equity or other interests or assets in, a Person or business that is in a bankruptcy or insolvency proceeding, including, but not limited to, providing debtor-in-possession financing or the purchase of interests in a Person, assets or business in connection with a bankruptcy or insolvency proceeding or reorganization or liquidation relating to or arising from a bankruptcy or insolvency proceeding;

•	an acquisition of assets that does not constitute a whole company, operating division of a Person or line of business; or

•	investments in any other industry in which the Company is not then engaged and that our board of directors designates from time to time as being a disqualified opportunity.

Pursuant to our certificate of incorporation and the DGCL, our board of directors has discretion from time to time to assert or renounce our interests and expectancies in business opportunities in one or more specific industries. We expect that our directors will inform our board from time to time of material relationships and arrangements they have with other entities, including those entities which may be seeking investment opportunities in industries in which we are engaged.

The Harbinger Affiliates and related parties have agreed, pursuant to the terms of a letter agreement with certain holders of our Preferred Stock, that they will, subject to certain exceptions, present to us certain business opportunities in the consumer product, insurance and financial products, agriculture, power generation and water and mineral resources industries. However, we cannot assure you that the terms of this agreement will be enforced because we are not a party to this agreement and have no ability to enforce its terms.

Amendment of the certificate of incorporation and by-laws

Subject to the consent rights of the holders of Preferred Stock with respect to certain amendments as described above under “—Preferred Stock—Series A and Series A-2 Preferred Stock,” our certificate of incorporation can be amended by a majority vote of stockholders. There are no provisions which require a higher vote to amend. Our by-laws may be amended by a majority of our directors and may also be amended by the holders of a majority of our outstanding voting stock.

Transfer agent and registrar

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Co.

New York Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “HRG”.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock offered in this prospectus will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Harbinger Group Inc. and subsidiaries (the Company) as of September 30, 2013 and September 30, 2012 and the related consolidated statements of operations, comprehensive income, permanent equity, and cash flows for each of the years in the three-year period ended September 30, 2013 and the related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the September 30, 2013, consolidated financial statements includes an explanatory paragraph that describes the Company’s election to change its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within the consolidated statements of cash flows for all periods presented.

The audit report on the effectiveness of internal control over financial reporting as of September 30, 2013, contains an explanatory paragraph stating that management excluded from its assessment the residential hardware and home improvement business acquired from Stanley Black & Decker, Inc. in 2013.

The statements of revenues and direct operating expenses of the Certain Conventional Oil and Natural Gas Properties of EXCO Resources, Inc. for the years ended December 31, 2012, 2011 and 2010, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of HHI Group (representing the combined operations of the Stanley National Hardware business, the Black & Decker Hardware and Home Improvement business, and the Tong Lung Metal Industry Co. business, which are all comprised of majority owned subsidiaries of Stanley Black & Decker Inc.) as of and for the nine-month period ended September 29, 2012, and as of and for each of the two fiscal years in the period ended December 31, 2011 appearing in Harbinger Group, Inc.’s Current Report on Form 8-K/A dated March 4, 2013 have been audited by Ernst & Young LLP independent auditor, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information relating to our proved oil and gas reserve quantities, as of September 30, 2013, in this prospectus, was derived solely from a reserves report dated September 30, 2013, prepared by Lee Keeling & Associates, Inc., independent consulting petroleum engineers, in reliance on the authority of such firm as experts in the oil and gas industry.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following statement sets forth the expenses and costs expected to be incurred by Harbinger Group Inc. (“HGI”) in connection with the distribution of our common stock being registered in this registration statement. The selling stockholders will not bear any portion of such expenses. All amounts other than the SEC registration fee are estimates.

SEC registration fee	$154,820
Printing fees and expenses	6,000
Legal fees and expenses	751,000
Accounting and auditor fees and expenses	97,500
Miscellaneous	—

Total	$333,320

Item 15. Indemnification of Directors and Officers.

Certificate of Incorporation

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify directors and officers, as well as employees and agents, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, that are actually and reasonably incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

The certificate of incorporation of HGI (the “Certificate of Incorporation”) provides that the personal liability of the directors of HGI is eliminated to the fullest extent permitted by the DGCL. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of HGI shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Certificate of Incorporation also contains an indemnification provision that provides that HGI shall have the power, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended or supplemented, to indemnify any person by reason of the fact that the person is or was a director, officer, employee or agent of HGI, or is or was serving at the request of HGI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Certificate of Incorporation also provides that neither any amendment nor repeal of the indemnification or the exculpation provision thereof, nor the adoption of any provision of the Certificate of Incorporation inconsistent with the indemnification or the exculpation provision thereof, whether by amendment to the Certificate of Incorporation or by merger, reorganization, recapitalization or other corporate transaction having the effect of amending the Certificate of Incorporation, shall eliminate or reduce the effect of the indemnification or the exculpation provision in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for the indemnification or the exculpation provision, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

By-laws

HGI’s by-laws (the “By-laws”) provide that each person who is or was a director of HGI shall be indemnified and advanced expenses by HGI to the fullest extent permitted from time to time by the DGCL as it existed on the date of the adoption of the By-laws or as it may thereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits HGI to provide broader indemnification rights than said law permitted HGI to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. HGI may, by action of its board of directors, provide indemnification and advance expenses to officers, employees and agents (other than directors) of HGI, to directors, officers, employees or agents of a subsidiary, and to each person serving as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at the request of HGI (each of the foregoing persons, a “Covered Person”) with the same scope and effect as the foregoing indemnification of directors of HGI. HGI shall be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by HGI’s board of directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the By-laws or otherwise by HGI. Without limiting the generality or the effect of the foregoing, HGI may enter into one or more agreements with any person which provide for indemnification or advancement of expenses greater or different than that provided in the By-laws.

The By-laws also contain a provision that provides that any right to indemnification or to advancement of expenses of any Covered Person arising pursuant to the By-laws shall not be eliminated or impaired by an amendment to or repeal of the By-laws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

To the extent and in the manner permitted by law, HGI also has the right to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Indemnification Agreements

HGI enters into indemnification agreements with its directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained in its Certificate of Incorporation and By-laws. The indemnification agreements may require HGI, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of HGI and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Liability Insurance

In addition, HGI maintains liability insurance for its directors and officers. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws.

Item 16. Exhibits.

5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of KPMG LLP, Independent Auditors.

23.3*	Consent of Ernst & Young LLP, Independent Auditors.

23.4*	Consent of Lee Keeling and Associates, Inc., Independent Petroleum Engineers.

23.5**	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in the initial filing of this Registration Statement under “Signatures”).

24.1**	Powers of Attorney (included on signature page).

*	Filed herewith.
**	Previously filed.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B and relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 28, 2014.

HARBINGER GROUP INC.

By:	/S/ THOMAS A. WILLIAMS
Name: Thomas A. Williams Title: Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on January 28, 2014 by the following persons in the capacities indicated.

Signature	Title

* Philip A. Falcone	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

/S/ THOMAS A. WILLIAMS Thomas A. Williams	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Michael Sena	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Omar M. Asali	President and Director

* David M. Maura	Executive Vice President and Director

* Lap Wai Chan	Director

* Keith M. Hladek	Director

* Frank Ianna	Director

* Gerald Luterman	Director

*By:	/S/ EHSAN ZARGAR

Ehsan Zargar Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of KPMG LLP, Independent Auditors.

23.3*	Consent of Ernst & Young LLP, Independent Auditors.

23.4*	Consent of Lee Keeling and Associates, Inc., Independent Petroleum Engineers.

23.5**	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney (included in the initial filing of this Registration Statement under “Signatures”).

*	Filed herewith.
**	Previously filed.